MORRIS MANNING & MARTIN, LLP
3343 Peachtree Road
1600 Atlanta Financial Center
Atlanta, Georgia 30326
(404) 233-7000
(404) 365-9532 (Fax)
November 14, 2005
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Internet Commerce Corporation Preliminary Proxy Statement on Schedule 14A
Ladies and Gentlemen:
On behalf of our client, Internet Commerce Corporation, a Delaware corporation (the “Company”), enclosed for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).
The Preliminary Proxy Statement is being submitted pursuant to Rule 14a-6(a) under the Exchange Act because one of the proposals to which the Proxy Statement relates is the approval of amendments to the Company’s Bylaws to eliminate the classified board of directors of the Company. The Company believes that the elimination of the Company’s classified board is in the best interests of the stockholders of the Company as the classified board may have the effect of making a sale of the Company less likely.
Except for the proposal specified above, none of the other proposals in the Preliminary Proxy Statement, which include the election of directors, adoption of the Company’s 2005 Stock Incentive Plan and ratification of the Company’s public accounting firm, relate to matters that would subject the Company to the preliminary filing requirement under Rule 14a-6(a).
Please acknowledge receipt of this filing via the EDGAR Postmaster. If you have any questions regarding this filing, please contact Larry W. Shackelford at 404-504-7651 or John Earles at (404) 504-7612.
Very truly yours,
MORRIS, MANNING & MARTIN, LLP
/s/ Larry W. Shackelford
Larry W. Shackelford
Enclosures
cc: Mr. Glen Shipley